The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated July 5, 2016

Pricing supplement no. To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016 and product supplement no. 4-I dated April 15, 2016	Registration Statement Nos. 333-209682 and 333-209682-01 Dated July , 2016 Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments	$ Auto Callable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate due July 20, 2017 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a Contingent Interest Payment based on the Contingent Interest Rate if, on any of the Review Dates, the 10-Year U.S. Dollar ICE Swap Rate determined as described below, which we refer to as the Reference Rate, is greater than or equal to 65% of the Initial Reference Rate, which we refer to as the Interest Barrier and the Trigger Level. For example, assuming an Initial Reference Rate of 1.40%, investors will be taking the view that the Reference Rate on any Review Date will not be less than 0.91%, which is equivalent to 65% of the assumed Initial Reference Rate (65% × 1.40% = 0.91%). Investors should be willing to forgo fixed interest payments, in exchange for the opportunity to receive Contingent Interest Payments. The Contingent Interest Rate is a fixed rate and is not linked to the Reference Rate.
•	Investors should be willing to accept the risk of losing some or all of their principal if the notes have not been automatically called and the Final Reference Rate is less than the Trigger Level. Under these circumstances, at maturity investors will lose 1% of their principal for every 1% that the Final Reference Rate is less than the Trigger Level. In the example above, investors would start to lose principal if the notes have not been automatically called and the Final Reference Rate is below 0.91% (65% of the Initial Reference Rate). If the notes have not been automatically called and the Final Reference Rate is less than or equal to 0.00%, investors will lose 100% of their principal. Investors should be willing to forgo the potential to participate in any increase in the Reference Rate. See “Hypothetical Examples of Amounts Payable on the Notes" for additional hypothetical payment scenarios.
•	The notes will be automatically called if the Reference Rate on any Review Date (other than the final Review Date) is greater than or equal to the Initial Reference Rate.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Reference Rate:	10-Year U.S. Dollar ICE Swap Rate (the “ICE Swap Rate”) determined as set forth under “Supplemental Terms of the Notes” in this pricing supplement
Contingent Interest Payments:

If the notes have not been automatically called and the Reference Rate on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date, for each $1,000 principal amount note, a Contingent Interest Payment equal to between $18.75 and $23.75* (equivalent to an interest rate of between 7.50% and 9.50%* per annum, payable at a rate of between 1.875% and 2.375%* per quarter).

If the Reference Rate on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier / Trigger Level:	An amount that represents 65% of the Initial Reference Rate
Contingent Interest Rate:

Between 7.50% and 9.50%* per annum, payable at a rate of between 1.875% and 2.375%* per quarter. The Contingent Interest Rate is a fixed rate and is not linked to the Reference Rate.

*The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 7.50% or greater than 9.50% per annum.

Automatic Call:	If the Reference Rate on any Review Date (other than the final Review Date) is greater than or equal to the Initial Reference Rate, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.
Payment at Maturity:

If the notes have not been automatically called and the Final Reference Rate is greater than or equal to the Trigger Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been automatically called and the Final Reference Rate is less than the Trigger Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Reference Rate is less than the Initial Reference Rate. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Reference Rate Return)

If the notes have not been automatically called and the Final Reference Rate is less than the Trigger Level, you will lose more than 35% of your principal amount at maturity and could lose up to the entire principal amount of your notes at maturity.

Reference Rate Return:	Final Reference Rate – Initial Reference Rate Initial Reference Rate
In no event, however, will the Reference Rate Return be less than -100%.
Initial Reference Rate:	The Reference Rate on the Pricing Date
Final Reference Rate:	The Reference Rate on the final Review Date
Pricing Date:	On or about July 15, 2016
Original Issue Date:	On or about July 20, 2016 (Settlement Date)
Review Dates†:	October 17, 2016, January 17, 2017, April 17, 2017 and July 17, 2017
Interest Payment Dates††:	October 20, 2016, January 20, 2017, April 20, 2017 and the Maturity Date
Call Settlement Date††:	If the notes are automatically called on any Review Date (other than the final Review Date), the first Interest Payment Date immediately following that Review Date
Maturity Date†:	July 20, 2017
CUSIP:	46646ENG3
†	Subject to adjustment as described under “Supplemental Terms of the Notes” in this pricing supplement
††	Subject to postponement as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $2.50 per $1,000 principal amount note and in no event will these selling commissions exceed $6.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $966.00 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

July      , 2016

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Supplemental Terms of the Notes

Each Review Date is a Determination Date for purposes of the accompanying product supplement no. 4-I, but is not subject to postponement under “General Terms of Notes — Postponement of a Determination Date.” Instead, it is subject to adjustment as described below.

With respect to any Review Date, the Reference Rate refers to the 10-Year U.S. Dollar ICE Swap Rate, which is the rate for a U.S. dollar interest rate swap with a designated maturity of 10 years that appears on Reuters page “ICESWAP1” (or any successor page) at approximately 11:15 a.m., New York City time, on that Review Date, as determined by the calculation agent. This rate is administered by ICE Benchmark Administration. If on any Review Date, the Reference Rate cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then the calculation agent will determine the Reference Rate for that Review Date on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers in the New York City interbank market at approximately 3:00 p.m., New York City time, on that Review Date. For this purpose, the mid-market, semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year term commencing on the applicable Review Date and in an amount, as determined by the calculation agent, that is representative for a single transaction in the relevant market at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month U.S. Dollar London Interbank Offered Rate (ICE Benchmark Administration). The calculation agent will select the five swap dealers and will request the principal New York City office of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, the Reference Rate for the applicable Review Date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the Reference Rate will be determined by the calculation agent, in good faith and in a commercially reasonable manner.

JPMorgan Structured Investments —	PS-1
Autocallable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Selected Purchase Considerations

•	QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of between $18.75 and $23.75* per $1,000 principal amount note (equivalent to an interest rate of between 7.50% and 9.50%* per annum, payable at a rate of between 1.875% and 2.375%* per quarter). If the notes have not been automatically called and the Reference Rate on any Review Date is greater than or equal to the Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the Reference Rate on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

* The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 7.50% per annum or greater than 9.50% per annum.

•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the Reference Rate on any Review Date (other than the final Review Date) is greater than or equal to the Initial Reference Rate, your notes will be automatically called prior to the Maturity Date. Under these circumstances, you will receive a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity only if the Final Reference Rate is greater than or equal to the Trigger Level. However, if the notes have not been automatically called and the Final Reference Rate is less than the Trigger Level, you will lose more than 35% of your principal amount at maturity and could lose up to the entire principal amount of your notes at maturity. Even if the Final Reference Rate is negative, your payment at maturity per $1,000 principal amount note, excluding the final Contingent Interest Payment, will not be less than $0.
•	RETURN LINKED TO THE 10-YEAR U.S. DOLLAR ICE SWAP RATE — The ICE Swap Rate is the “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating three-month USD London Interbank Offered Rate (“three-month USD LIBOR”) based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market. The Contingent Interest Rate is a fixed rate and is not linked to the Reference Rate.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid financial contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income. You should review the discussion in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement, reading all references therein to “prepaid forward contracts” as references to “prepaid financial contracts.” Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders — Tax Considerations.  The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).  If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

JPMorgan Structured Investments —	PS-2
Autocallable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

FATCA. Withholding under legislation commonly referred to as “FATCA” could apply to payments with respect to the notes that are treated as U.S.-source “fixed or determinable annual or periodical” income (“FDAP Income”) for U.S. federal income tax purposes (such as interest, if the notes are recharacterized, in whole or in part, as debt instruments, or Contingent Interest Payments if they are otherwise treated as FDAP Income).  Under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as FDAP Income) of a taxable disposition, including an early redemption or redemption at maturity, of the notes.  You should consult your tax adviser regarding the potential application of FATCA to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

JPMorgan Structured Investments —	PS-3
Autocallable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement and below.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been automatically called and the Final Reference Rate is less than the Trigger Level, you will lose 1% of your principal amount at maturity for every 1% that the Final Reference Rate, which may be a negative rate, is less than the Initial Reference Rate. In no event, however, will the Reference Rate Return be less than -100%. Accordingly, under these circumstances, you will lose more than 35% of your principal amount at maturity and could lose up to the entire principal amount of your notes at maturity.
•	THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Reference Rate. If the notes have not been automatically called, we will make a Contingent Interest Payment with respect to a Review Date only if the Reference Rate on that Review Date is greater than or equal to the Interest Barrier. If the Reference Rate on that Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the Reference Rate on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that might have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive on the applicable Call Settlement Date $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY INCREASE IN THE REFERENCE RATE — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any increase in the Reference Rate, which may be significant. The Contingent Interest Rate is a fixed rate and is not linked to the Reference Rate. You will not participate in any increase in the Reference Rate. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Rate during the term of the notes.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, the ICE Swap Rate is administered by ICE Benchmark Administration, and we are represented on the ICE Swap Rate Oversight Committee, which is responsible for monitoring the administration of the ICE Swap Rate. We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in

JPMorgan Structured Investments —	PS-4
Autocallable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

connection with participation on the ICE Swap Rate Oversight Committee that might affect the ICE Swap Rate or the notes.

•	THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE — If the Final Reference Rate is less than the Trigger Level and the notes have not been automatically called, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation of the Reference Rate.
•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the Reference Rate, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the Reference Rate;
•	the time to maturity of the notes;
•	whether the Reference Rate has been, or is expected to be, less than the Interest Barrier on any Review Date or is expected to be less than the Trigger Level on the final Review Date;
•	the likelihood of an automatic call being triggered;
•	interest and yield rates in the market generally; and

JPMorgan Structured Investments —	PS-5
Autocallable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE REFERENCE RATE WILL BE AFFECTED BY A NUMBER OF FACTORS — The Reference Rate will depend on the a number of factors, including, but not limited to:
•	changes in, or perceptions about, future Reference Rate levels;
•	general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect the Reference Rate;
•	prevailing interest rates: the Reference Rate is subject to daily fluctuations depending on the levels of prevailing interest rates in the market generally; and
•	policy of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative effect on the performance of the Reference Rate.

•	THE REFERENCE RATE MAY BE VOLATILE — The Reference Rate is subject to volatility due to a variety of factors affecting interest rates generally, including:
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in U.S. and global credit markets;
•	central bank policy regarding interest rates; and
•	performance of capital markets.

The Reference Rate may be negative. A Reference Rate that is less than the Interest Barrier on any Review Date or less than the Trigger Level on the final Review Date will result in the loss of a Contingent Interest Payment on that Review Date or a reduction of principal payment at maturity if the notes have not been automatically called. In addition, these and other factors may have a negative impact on the value of your notes in the secondary market.

•	THE ICE SWAP RATE AND THE MANNER IN WHICH IT IS CALCULATED MAY CHANGE IN THE FUTURE — There can be no assurance that the method by which the ICE Swap Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate.
•	THE REFERENCE RATE MAY BE CALCULATED BASED ON DEALER QUOTATIONS OR BY THE CALCULATION AGENT IN GOOD FAITH AND IN A COMMERCIALLY REASONABLE MANNER — If on any Review Date, the Reference Rate cannot be determined by reference to Reuters page “ICESWAP1” (or any successor page), then the calculation agent will determine the Reference Rate for that Review Date on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by up to five leading swap dealers in the New York City interbank market at approximately 3:00 p.m., New York City time, on that Review Date. If fewer than three leading swap dealers selected by the calculation agent provide quotations as described above, the Reference Rate will be determined by the calculation agent, in good faith and in a commercially reasonable manner. The Reference Rate determined in this manner may be different from the rate that would have been published on the applicable Reuters page and may be different from other published levels, or other estimated levels, of the ICE Swap Rate.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Contingent Interest Rate will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Interest Rate.

JPMorgan Structured Investments —	PS-6
Autocallable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Rate?

If the notes have not been previously called and the Reference Rate on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to between $18.75 and $23.75 (equivalent to an interest rate of between 7.50% and 9.50% per annum, payable at a rate of between 1.875% and 2.375% per quarter). The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 7.50% per annum or greater than 9.50% per annum. If the Reference Rate on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. We refer to the Interest Payment Date immediately following any Review Date on which the Reference Rate is less than the Interest Barrier as a “No-Coupon Date.” The following table assumes a Contingent Interest Rate of 7.50% per annum and illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$75.00
1 No-Coupon Date	$56.25
2 No-Coupon Dates	$37.50
3 No-Coupon Dates	$18.75
4 No-Coupon Dates	$0.00

The following table illustrates the hypothetical payments on the notes in different hypothetical scenarios. Each hypothetical payment set forth below assumes an Initial Reference Rate of 1.40% and an Interest Barrier and a Trigger Level of 0.91% (equal to 65% of the hypothetical Initial Reference Rate) and a Contingent Interest Rate of 7.50% per annum (payable at a rate of 1.875% per quarter). The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 7.50% per annum or greater than 9.50% per annum. Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Review Dates Prior to the Final Review Date		Final Review Date
Reference Rate at Review Date	Appreciation / Depreciation of the Index at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Reference Rate Return	Payment at Maturity (2)
2.52000%	80.00%	$1,018.75	80.00%	$1,018.75
2.38000%	70.00%	$1,018.75	70.00%	$1,018.75
2.24000%	60.00%	$1,018.75	60.00%	$1,018.75
2.10000%	50.00%	$1,018.75	50.00%	$1,018.75
1.96000%	40.00%	$1,018.75	40.00%	$1,018.75
1.82000%	30.00%	$1,018.75	30.00%	$1,018.75
1.68000%	20.00%	$1,018.75	20.00%	$1,018.75
1.61000%	15.00%	$1,018.75	15.00%	$1,018.75
1.54000%	10.00%	$1,018.75	10.00%	$1,018.75
1.47000%	5.00%	$1,018.75	5.00%	$1,018.75
1.40000%	0.00%	$1,018.75	0.00%	$1,018.75
1.33000%	-5.00%	$18.75	-5.00%	$1,018.75
1.26000%	-10.00%	$18.75	-10.00%	$1,018.75
1.12000%	-20.00%	$18.75	-20.00%	$1,018.75
0.91000%	-35.00%	$18.75	-35.00%	$1,018.75
0.90986%	-35.01%	N/A	-35.01%	$649.90
0.84000%	-40.00%	N/A	-40.00%	$600.00
0.70000%	-50.00%	N/A	-50.00%	$500.00
0.56000%	-60.00%	N/A	-60.00%	$400.00
0.42000%	-70.00%	N/A	-70.00%	$300.00
0.28000%	-80.00%	N/A	-80.00%	$200.00
0.14000%	-90.00%	N/A	-90.00%	$100.00
0.00000%	-100.00%	N/A	-100.00%	$0.00
-0.14000%	-100.00%	N/A	-100.00%	$0.00
-0.28000%	-100.00%	N/A	-100.00%	$0.00
-0.42000%	-100.00%	N/A	-100.00%	$0.00

(1)	The notes will be automatically called if the Reference Rate on any Review Date (other than the final Review Date) is greater than or equal to the Initial Reference Rate.
(2)	You will receive a Contingent Interest Payment in connection with a Review Date if the Reference Rate on that Review Date is greater than or equal to the Interest Barrier.

JPMorgan Structured Investments —	PS-7
Autocallable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how payments on the notes in different hypothetical scenarios are calculated.

Example 1: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Reference Rate increases from the Initial Reference Rate of 1.40% to a Final Reference Rate of 1.68%. The investor receives a payment of $18.75 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity and the Final Reference Rate is greater than the Trigger Level, the investor receives at maturity a payment of $1,018.75 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $18.75 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,075 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 2: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date and the Reference Rate decreases from the Initial Reference Rate of 1.40% to a Final Reference Rate of 0.91%. The investor receives a payment of $18.75 per $1,000 principal amount note in connection with two of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity and the Final Reference Rate is equal to the Trigger Level, even though the Final Reference Rate is less than the Initial Reference Rate, the investor receives at maturity a payment of $1,018.75 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $18.75 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.  The total amount paid on the notes over the term of the notes is $1,056.25 per $1,000 principal amount note.

Example 3: The notes have not been automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date, and the Reference Rate decreases from the Initial Reference Rate of 1.40% to a Final Reference Rate of 0.56%. The investor receives a payment of $18.75 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been automatically called prior to maturity, the Final Reference Rate is less than the Trigger Level and the Reference Rate Return is -60%, the investor receives at maturity a payment of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The total amount paid on the notes over the term of the notes is $456.25 per $1,000 principal amount note.

Example 4: The notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the Reference Rate decreases from the Initial Reference Rate of 1.40% to a Final Reference Rate of 0.42%. Because the notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, the Final Reference Rate is less than the Trigger Level and the Reference Rate Return is -70%, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

Example 5: The notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the Reference Rate decreases from the Initial Reference Rate of 1.40% to a Final Reference Rate of -0.14%. Because the notes have not been automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, the Final Reference Rate is less than the Trigger Level and the Reference Rate Return would have been less than -100% but for the floor on the Reference Rate Return of -100%, the investor receives no payments over the term of the notes, resulting in the loss of all of the principal amount at maturity.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-8
Autocallable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

Historical Information

The following graph sets forth the historical weekly performance of the Reference Rate from January 7, 2011 through July 1, 2016. The Reference Rate on July 1, 2016 was 1.367%. We obtained the levels of the Reference Rate above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical levels of the Reference Rate should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Rate on the Pricing Date or any Review Date. There can be no assurance that the performance of the Reference Rate will result in the return of any of your principal amount or the payment of any interest.

Historical Performance of the 10-Year U.S. Dollar ICE Swap Rate
Rate Level (%)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Source: Bloomberg

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount

JPMorgan Structured Investments —	PS-9
Autocallable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate

that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Rate?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the 10-Year U.S. Dollar ICE Swap Rate” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	PS-10
Autocallable Contingent Interest Notes Linked to the 10-Year U.S. Dollar ICE Swap Rate